                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                METROCALL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  591 647 10 2
                                 (CUSIP Number)

                                UBS CAPITAL LLC
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                            ATTN: MR. MICHAEL GREENE
                                 (212) 821-6380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                                JANUARY 16, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





                                                              Page 1 of 4 pages.
                                                        Exhibit Index on page 4.
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ITEM 4.  PURPOSE OF TRANSACTION

Item 4(d) is amended to read as follows:

                 (d) Pursuant to the terms of the Preferred Shares, UBS has the right to appoint one of eleven members of the Issuer's Board of Directors. See
Exhibit 2. On January 16, 1997, UBS exercised such rights and appointed Michael Greene, a Managing Director of UBS, to serve on the Issuer's Board of Directors.





                                                              Page 2 of 4 pages.
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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 21, 1997


                                            UBS CAPITAL LLC

                                            By:    /s/ Michael Greene
                                               --------------------------
                                               Name: Michael Greene
                                               Title:   Managing Director

                                            By:    /s/ Marc Unger
                                               --------------------------------
                                               Name: Marc Unger
                                               Title:   Chief Financial Officer





                                                              Page 3 of 4 pages.

                               Index to Exhibits



EXHIBIT
-------                                                                 PAGE NO. IN
                                                                        SEQUENTIAL
                                                                      NUMBERING SYSTEM
                                                                      ----------------

1. Unit Purchase Agreement dated as of November 15, 1996 among the Issuer, UBS and Certain Other Purchasers*

2.  Certificate of Designation, Numbers, Powers, Preferences and
    Relative, Participating, Optional and Other Rights of Series A
    Convertible Preferred Stock of the Issuer*


3. Warrant Agreement dated as of November 15, 1996 between the Issuer and The First National Bank of Boston, Warrant
    Agent*

4. Registration Rights Agreement dated as of November 15, 1996 between the Issuer, UBS and the other Purchasers identified therein*






__________________________________

* Incorporated by reference to the Issuer's Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed as of November 21, 1996.



                                                              Page 4 of 4 pages.